Exhibit 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction
Canary Merger Holdings, Inc.	Delaware
Canary Merger Subsidiary I, Inc.	Delaware
Canary Merger Subsidiary II, Inc.*	Delaware
Panbela Therapeutics Pty Ltd	Victoria, Australia

*   Indirect subsidiary wholly-owned by Canary Merger Holdings, Inc.